Exhibit 99.1

August 10, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Appointment of Independent Director

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and clause 204.10 of the NYSE Listed Company Manual, it is hereby informed that the Board of Directors of the Company, on August 10, 2023, approved the appointment of Mr. N S Kannan as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2023 to September 30, 2028. The appointment is subject to approval of the shareholders of the Company.

A copy of the press release in connection with the aforesaid appointment and a brief profile of Mr. N S Kannan is enclosed for your reference.

In accordance with BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018, it is hereby confirmed that Mr. N S Kannan is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. Further, Mr. N S Kannan is not related to any of the Directors on the Board of the Company.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited appoints N S Kannan to its Board

EAST BRUNSWICK, N.J. | BENGALURU, India – August 10, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced the appointment of Mr. N. S. Kannan to its Board of Directors for five years effective October 1, 2023, subject to the approval of shareholders.

Mr. Kannan will serve as an Independent Director on the Board, bringing over 30 years of experience in the Financial Services domain, including Banking and Insurance. Mr. Kannan has recently superannuated as the Managing Director & Chief Executive Officer at ICICI Prudential Life Insurance Co. Ltd. During his tenure as Managing Director & Chief Executive Officer, Mr. Kannan led the Company’s transformation into a multiproduct and multi-channel company. Mr. Kannan has served in various leadership roles in the ICICI group, including as Executive Director & CFO of ICICI Bank. Mr. Kannan has also served as Chairman/Non-Executive Director of various ICICI group companies.

Mr. Kannan has also been part of various committees constituted by the Government of India and various regulatory bodies, including:

a)	Appointed by RBI as advisor to resolve DHFL as the First Financial Service provider under the Indian Bankruptcy Code.

b)	Member of the Corporate Bonds and Securitization Advisory Committee of SEBI

c)	Chairman of the Regulatory Review Committee formed by Life & General Insurance Councils.

d)	Member of the Insurance Advisory Committee constituted by IRDAI.

e)	Member of the RBI Steering Committee on the implementation of Indian Accounting Standards.

Welcoming Mr. Kannan to the Board, Rishad Premji, Chairman, Wipro Limited, said, “We are pleased to have Kannan on our Board. Kannan is a veteran of the financial services industry, and Wipro will greatly benefit from his leadership experience, and expertise across Finance, Strategy, Corporate Governance, Risk Management, and beyond.

Commenting on his appointment, N S Kannan said, “I am excited and honored to join the Board of Wipro, an iconic values and purpose-driven company that is a key technology partner to some of the most respected clients globally. I look forward to contributing to its next phase of growth and impact.”

Mr. Kannan holds a graduate degree in Mechanical Engineering from NIT, Trichy, Chartered Financial Analyst from the ICFAI, and a Postgraduate Diploma in Management from IIM, Bangalore.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With 250,000 employees and business partners across more than 60 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contact:

Sanuber Grohe

Wipro Limited

sanuber.grohe@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.